Exhibit 99.1

Baidu Announces First Quarter 2017 Results

BEIJING, China, April 27, 2017 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the first quarter ended March 31, 20171.

“As we move into 2017, Baidu’s strategic evolution from a mobile-first to an AI-first company continues to gain momentum,” said Robin Li, Chairman and CEO of Baidu. “While our investment in AI is a long-term proposition, we are already seeing the powerful benefits of AI bear fruit across our existing platform. With AI set to play an increasingly important role across all major industries, we are confident that Baidu’s technology advantage positions us to both enable and participate in the growth and transformation of China’s AI-powered industries.”

“We are pleased to report solid performance in the first quarter, as we focused on our core business and AI-enabled new business initiatives including our AI-cloud, financial services, DuerOS, and autonomous driving, all of which hold tremendous long-term potential,” said Qi Lu, Baidu’s Vice Chairman, Group President and Chief Operating Officer. “In the quarters ahead, we will intensify our efforts in applying AI to improve existing products and to accelerate the development of AI-enabled new business initiatives.”

“We continue to be on the path of rebuilding, with a clear focus on long term sustainable growth,” said Jennifer Li, CFO of Baidu. “During the quarter, we worked to further align Baidu’s business operations by folding Nuomi into our core business. Looking ahead, we will continue to drive higher operational efficiency and invest in AI to elevate our core business and develop high potential AI-enabled new business initiatives.”

Baidu today also announced that Jennifer Li is taking on the role to form Baidu Capital, an investment firm, and serve as its CEO. Jennifer intends to step down as Baidu’s chief financial officer, a position she has served in for nine years, following the appointment of a successor to ensure a seamless transition of her responsibilities.

“Jennifer’s leadership and expertise have been instrumental to Baidu’s growth over the past nine years. I am grateful to Jennifer for putting in place a talented finance organization and robust systems that lay the groundwork for Baidu’s next stage of growth,” said Robin Li. “Bringing AI to real-world applications is crucial in the AI era and I look forward to working with Jennifer in her new role to grow Baidu’s ecosystem.”

“It has been my privilege to serve as Baidu’s chief financial officer during a period of transformational growth,” said Jennifer Li. “With a clear vision and strategy in place, Baidu has a bright future as a leader in the coming AI era. As CEO of Baidu Capital I look forward to applying my broad industry experiences and insights to help bridge Baidu’s technology advantages with a wide range of industries.”

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8832 to US$1.00, the effective noon buying rate as of March 31, 2017, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

First Quarter 2017 Financial Highlights

•	Total revenues in the first quarter of 2017 were RMB16.891 billion ($2.454 billion), a 6.8% increase from the corresponding period in 2016. Mobile revenue represented 70% of total revenues for the first quarter of 2017, compared to 60% for the corresponding period in 2016.

•	Operating profit in the first quarter of 2017 was RMB2.006 billion ($291.4 million), a 9.3% decrease from the corresponding period in 2016. Baidu Core (Search Services and Transaction Services combined) non-GAAP operating margins were 26.2%, with Transaction Services reducing Baidu Core non-GAAP operating margins by 16.8 percentage points. iQiyi further reduced non-GAAP operating margins by 10.6 percentage points for the first quarter of 2017.

•	Net income attributable to Baidu in the first quarter of 2017 was RMB1.777 billion ($258.1 million), a 10.6% decrease from the corresponding period in 2016. Diluted earnings attributable to Baidu per ADS for the first quarter of 2017 were RMB4.63 ($0.67); non-GAAP net income attributable to Baidu[2] in the first quarter of 2017 was RMB2.390 billion ($347.2 million), a 1.3% increase from the corresponding period in 2016; non-GAAP diluted earnings per ADS[3] for the first quarter of 2017 were RMB6.85 ($1.00).

In the following section, comparison and analysis are provided based on reported consolidated financial results.

First Quarter 2017 Results

Baidu reported total revenues of RMB16.891 billion ($2.454 billion) for the first quarter of 2017, representing a 6.8% increase from the corresponding period in 2016.

Online marketing revenues for the first quarter of 2017 were RMB14.738 billion ($2.141 billion), representing a 1.3% decrease from the corresponding period in 2016. Baidu had about 451,000 active online marketing customers4 in the first quarter of 2017, representing a 23.2% decrease from the corresponding period in 2016. Revenue per online marketing customer for the first quarter of 2017 was approximately RMB32,200 ($4,678), a 26.8% increase from the corresponding period in 2016.

Traffic acquisition cost as a component of cost of revenues was RMB2.185 billion ($317.5 million), representing 12.9% of total revenues, as compared to 14.1% in the corresponding period in 2016 and 14.5% in the fourth quarter of 2016.

[2]	Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses and the gain or loss associated with the issuance of the shares by our equity method investees at a price higher or lower than our carrying value per share.
[3]	Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.
[4]	The number of active online marketing customers and revenue per online active customer exclude our group-buying and delivery related businesses for consistency with previous reporting.

Bandwidth costs as a component of cost of revenues were RMB1.336 billion ($194.0 million), representing 7.9% of total revenues, compared to 6.9% in the corresponding period in 2016.

Depreciation costs as a component of cost of revenues were RMB823.0 million ($119.6 million), representing 4.9% of total revenues, compared to 4.5% in the corresponding period in 2016.

Operational costs as a component of cost of revenues were RMB958.7 million ($139.3 million), representing 5.7% of total revenues, compared to 6.9% in the corresponding period in 2016.

Content costs as a component of cost of revenues were RMB2.636 billion ($382.9 million), representing 15.6% of total revenues, compared to 8.7% in the corresponding period in 2016. The year-over-year increase was mainly due to iQiyi’s increased content costs.

Selling, general and administrative expenses were RMB2.817 billion ($409.3 million), representing a decrease of 28.6% from the corresponding period in 2016, primarily due to a decrease in promotional spending for transaction services.

Research and development expenses were RMB2.835 billion ($411.8 million), representing a 34.9% increase from the corresponding period in 2016. The increase was primarily due to the growth of research and development personnel-related cost.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB630.8 million ($91.6 million) in the first quarter of 2017, compared to RMB309.1 million in the corresponding period in 2016.

Operating profit was RMB2.006 billion ($291.4 million), representing a 9.3% decrease from the corresponding period in 2016. Non-GAAP operating profit was RMB2.636 billion ($383.0 million), representing a 4.6% increase from the corresponding period in 2016.

Income tax expense was RMB405.1 million ($58.8 million), compared to RMB674.8 million in the corresponding period in 2016. The effective tax rate for the first quarter of 2017 was 18.6% as compared to 25.4% for the corresponding period in 2016. The decrease in the effective tax rate reflected that operating losses narrowed for some loss-generating entities in the group.

Net income attributable to Baidu was RMB1.777 billion ($258.1 million), representing a 10.6% decrease from the corresponding period in 2016. Basic and diluted earnings per ADS for the first quarter of 2017 amounted to RMB4.65 ($0.68) and RMB4.63 ($0.67), respectively.

Non-GAAP net income attributable to Baidu was RMB2.390 billion ($347.2 million), a 1.3% increase from the corresponding period in 2016. Non-GAAP diluted earnings per ADS for the first quarter of 2017 amounted to RMB6.85 ($1.00).

As of March 31, 2017, the Company had cash, cash equivalents and short-term investments of RMB90.678 billion ($13.174 billion). Net operating cash inflow for the first quarter of 2017 was RMB4.704 billion ($683.3 million). Capital expenditures for the first quarter of 2017 were RMB1.168 billion ($169.6 million).

Adjusted EBITDA was RMB3.626 billion ($526.8 million) for the first quarter of 2017, representing a 4.9% increase from the corresponding period in 2016.

Outlook for Second Quarter 2017

Baidu currently expects to generate total revenues in an amount ranging from RMB20.470 billion ($2.974 billion) to RMB20.980 billion ($3.048 billion) for the second quarter of 2017, representing an annual increase of 12.1% to 14.9% and a sequential increase of 21.2% to 24.2%. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on April 27, 2017, U.S. Eastern Time (8:00 AM on April 28, 2017, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China:	4006208038
US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771

Passcode for all regions:	4226874

A replay of the conference call may be accessed by phone at the following number until May 5, 2017:

International:	+61 2 8199 0299
Passcode:	4226874

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the second quarter 2017 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating profit, non-GAAP net income attributable to Baidu, non-GAAP diluted earnings per ADS, adjusted EBITDA and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating profit represents operating profit excluding share-based compensation expenses.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses and the gain or loss associated with the issuance of shares by Baidu’s equity method investees at a price higher or lower than the carrying value per share.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.

Adjusted EBITDA represents operating profit excluding depreciation, amortization and share-based compensation expenses.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures”.

For investor inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Email: ir@baidu.com

Baidu, Inc.
Condensed Consolidated Statements of Income

	Three Months Ended
	March 31,	December 31,	March 31,
(In RMB thousands except for share, per share (or ADS) information)	2016	2016	2017
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	14,930,530	16,165,751	14,737,778
Other services	890,042	2,046,634	2,153,007

Total revenues	15,820,572	18,212,385	16,890,785

Operating costs and expenses:
Cost of revenues (note 1, 2)	(7,563,184)	(9,721,570)	(9,233,256)
Selling, general and administrative (note 2)	(3,945,944)	(3,334,168)	(2,817,058)
Research and development (note 2)	(2,100,707)	(2,971,521)	(2,834,825)

Total operating costs and expenses	(13,609,835)	(16,027,259)	(14,885,139)

Operating profit	2,210,737	2,185,126	2,005,646

Other income:
Interest income	596,120	631,346	648,773
Interest expense	(268,389)	(294,193)	(323,366)
Foreign exchange income(loss), net	(66,166)	310,206	(101,396)
Loss from equity method investments	(117,092)	(105,642)	(76,128)
Other income, net	298,119	1,795,684	21,838

Total other income	442,592	2,337,401	169,721

Income before income taxes	2,653,329	4,522,527	2,175,367

Income taxes	(674,750)	(400,937)	(405,053)

Net income	1,978,579	4,121,590	1,770,314

Less: net loss attributable to noncontrolling interests	(8,252)	(7,695)	(6,357)
Net income attributable to Baidu	1,986,831	4,129,285	1,776,671

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu -Basic	53.95	114.32	46.47
Net income attributable to Baidu -Diluted	53.82	113.98	46.29

Earnings per ADS (1 Class A ordinary share equals 10 ADSs):
Net income attributable to Baidu -Basic	5.40	11.43	4.65
Net income attributable to Baidu -Diluted	5.38	11.40	4.63

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,599,297	34,712,363	34,734,019
Diluted	34,681,988	34,816,049	34,869,783

(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(1,047,564)	(1,238,965)	(1,258,508)
Traffic acquisition costs	(2,233,208)	(2,636,455)	(2,185,304)
Bandwidth costs	(1,088,038)	(1,235,400)	(1,335,515)
Depreciation costs	(707,332)	(811,529)	(823,010)
Operational costs	(1,092,153)	(1,186,252)	(958,704)
Content costs	(1,382,468)	(2,570,729)	(2,635,864)
Share-based compensation expenses	(12,421)	(42,240)	(36,351)

Total cost of revenues	(7,563,184)	(9,721,570)	(9,233,256)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(12,421)	(42,240)	(36,351)
Selling, general and administrative	(105,036)	(113,709)	(187,355)
Research and development	(191,605)	(475,984)	(407,105)

Total share-based compensation expenses	(309,062)	(631,933)	(630,811)

Baidu, Inc.
Condensed Consolidated Balance Sheets

(In RMB thousands except for number of shares and per share data)	December 31, 2016	March 31, 2017
	Audited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	10,898,463	14,565,758
Restricted cash	317,521	114,605
Short-term investments	71,195,629	76,112,428
Other invested securities	7,747,436	16,066,794
Accounts receivable, net	4,109,324	3,494,577
Loans and interest receivable, net	1,800,397	5,243,772
Amounts due from related parties	345,594	318,461
Other assets, current	3,344,516	3,516,989

Total current assets	99,758,880	119,433,384

Non-current assets:
Fixed assets, net	11,294,348	11,144,764
Intangible assets, net	3,872,227	5,025,807
Goodwill	15,342,096	15,841,570
Long-term investments, net	45,690,363	45,668,766
Loans and interest receivable, net	2,708,817	3,229,630
Amounts due from related parties	11,153	10,623
Deferred tax assets, net	1,100,230	1,413,415
Other assets, non-current	2,219,277	3,369,795

Total non-current assets	82,238,511	85,704,370

Total assets	181,997,391	205,137,754

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	1,115,000	1,055,679
Convertible notes payable	—	8,484,786
Secured borrowings	6,758,946	19,951,591
Accounts payable and accrued liabilities	21,895,140	22,144,051
Customer advances and deposits	6,031,681	5,646,841
Deferred revenue	596,460	624,620
Deferred income	566,104	566,246
Long-term loans, current portion	3,468,296	3,446,583
Notes payable,current portion	5,203,315	5,169,828
Capital lease obligation	8,416	637
Amounts due to related parties	458,687	391,992

Total current liabilities	46,102,045	67,482,854

Non-current liabilities:
Deferred income	27,828	27,978
Long-term loans	6,822,109	6,783,230
Notes payable	27,648,477	27,472,249
Deferred tax liabilities	3,589,235	3,601,150
Capital lease obligation	348	348
Other non-current liabilities	64,954	67,505

Total non-current liabilities	38,152,951	37,952,460

Total liabilities	84,254,996	105,435,314

Redeemable noncontrolling interests	5,491,976	5,617,560

Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,325,551 shares and 27,386,123 shares issued and outstanding as at December 31, 2016 and March 31, 2017	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,401,254 shares and 7,301,254 shares issued and outstanding as at December 31, 2016 and March 31, 2017	3	3
Additional paid-in capital	8,322,787	8,987,903
Retained earnings	85,733,706	86,587,095
Accumulated other comprehensive loss	(1,782,966)	(1,460,625)

Total Baidu, Inc. shareholders’ equity	92,273,542	94,114,388
Noncontrolling interests	(23,123)	(29,508)
Total equity	92,250,419	94,084,880

Total liabilities, redeemable noncontrolling interests, and equity	181,997,391	205,137,754

Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures (in RMB thousands except for share and per ADS information, unaudited)

	Three months ended
	March 31, 2016	December 31, 2016	March 31, 2017
Operating profit	2,210,737	2,185,126	2,005,646
Add: Share-based compensation expenses	309,062	631,933	630,811

Non-GAAP operating profit	2,519,799	2,817,059	2,636,457

Add: Depreciation of fixed assets	795,589	911,578	922,056
Add: Amortization of intangible assets	141,875	126,292	67,836

Adjusted EBITDA	3,457,263	3,854,929	3,626,349

	Three months ended
	March 31, 2016	December 31, 2016	March 31, 2017
Net income attributable to Baidu	1,986,831	4,129,285	1,776,671
Add: Share-based compensation expenses	309,062	631,933	630,811
Add: (Gain)loss associated with the dilution of equity method investees	62,858	(155,515)	(17,539)

Non-GAAP net income attributable to Baidu	2,358,751	4,605,703	2,389,943

Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	346,819,877	348,160,487	348,697,827

Non-GAAP diluted earnings per ADS	6.80	13.23	6.85

Reconciliation from net cash provided by operating activities to free cash flow (in RMB thousands, unaudited)

	Three months ended March 31, 2016	As a % of total revenues	Three months ended December 31, 2016	As a % of total revenues	Three months ended March 31, 2017	As a % of total revenues
Net cash provided by operating activities	4,742,232	30%	8,011,229	44%	4,703,606	28%

Less: Capital expenditures	(825,565)	-5%	(1,201,360)	-7%	(1,167,598)	-7%

Free cash flow	3,916,667	25%	6,809,869	37%	3,536,008	21%